Exhibit 99.2

Annual general meeting of argenx SE May 2, 2023 – Voting results

Total number of outstanding shares at the record date.	55,685,883
Total shares present or represented at the AGM.	46,781,165
Percentage represented share capital at AGM.	84.01%
Total valid votes at AGM.	46,781,165

Agenda Item	Resolution
3	Advisory vote on the 2022 remuneration report.

	Votes for	20,460,533	(44.14%)
	Votes against	25,890,803	(55.86%)
	Abstained	429,829

4b	Adoption of the 2022 annual accounts.

	Votes for	45,102,996	(99.48%)
	Votes against	1,164,867	(0.52%)
	Abstained	364,908

4d	Allocation of losses of argenx SE in the financial year 2022 to the retained earnings of argenx SE.

	Votes for	46,488,519	(99.72%)
	Votes against	129,408	(0.28%)
	Abstained	163,238

4e	Proposal to release the members of the board of directors from liability for their respective duties carried out in the financial year 2022.

	Votes for	45,783,436	(97.87%)
	Votes against	458,681	(2.13%)
	Abstained	539,048

5	Re-appointment of Don deBethizy as non-executive director for a period of 2 years.

	Votes for	32,615,544	(69.96%)
	Votes against	14,002,411	(30.04%)
	Abstained	163,210

Annual general meeting of argenx SE May 2, 2023 – Voting results

6	Authorization of the board of directors to issue shares and grant rights to subscribe for shares in the share capital of argenx SE up to a maximum of 10% of the outstanding capital at the date of the general meeting, for a period of 18 months from the annual general meeting and to limit or exclude statutory pre-emptive rights, if any.

	Votes for	46,383,722	(99.49%)
	Votes against	235,663	(0.51%)
	Abstained	161,780

7	Appointment of Deloitte Accountants B.V. as statutory auditor for the 2023 financial year.

	Votes for	46,605,961	(99.97%)
	Votes against	12,535	(0.03%)
	Abstained	162,669